Exhibit 17.1

To: The Board of Directors, Corridor Communications Corp (CORR)

Re: Resignation

Date: 7/20/05           8:00 am PST

Gentlemen: I hereby resign as a director and executive officer of Corridor Communications Corp ("CORR"). I have repeatedly requested documents and information relating to the operation and financial condition of the Company. These requests have not been complied with, in a satisfactory manner. As a result, I am uncomfortable in continuing on in my capacity as an executive officer and director of the Company. Please make all of the appropriate SEC filings pertaining to this matter.


Regards,

/s/ Scott MacCaughern
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Scott MacCaughern